Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9


07023329

Zurich, May 3, 2007

File N° 82-4093

Dear Sirs,

Please find enclosed:

- Media Release on 1st quarter results 2007:
  Fundamental strengths in full evidence – Strong start to the new year – Record results confirm successful growth path (8 pages)

and

- **First Quarter Interim Report 2007 Holcim Ltd (23 pages)**

With kind regards,

B. Fuchs

Beate Fuchs

Encl.: mentioned

Corporate Communications



Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Tel. +41 58 858 87 10
Fax +41 58 858 87 19

Media release on 1st quarter results 2007

Fundamental strengths in full evidence
Strong start to the new year
Record results confirm successful growth path

- **Deliveries up in all product segments**
- **Net sales 23.8 percent higher at CHF 5.7 billion**
- **Operating EBITDA lifted 34.1 percent to CHF 1.3 billion**
- **Operating profit improves 44.2 percent to CHF 904 million**
- **Net income rises 94.1 percent to CHF 530 million**
- **Net income (attributable to equity holders of Holcim Ltd) increases 109.4 percent to CHF 356 million**

May 3, 2007

Quarterly result driven by economic growth
The fundamental strengths of Holcim showed clearly in the first quarter of 2007. Economic growth stimulated demand for Holcim's products in Europe, Africa and Asia – supported by a mild winter on the European continent. Holcim was able to offset the weaker sales posted in North America and individual markets of Latin America and achieve higher consolidated sales volumes in all product segments.

Sales trend and financial results
Cement sales increased by 24.5 percent to CHF 34.6 million tonnes. The strongest increase was recorded by Asia, driven by Holcim's expanded presence in India. Sales of aggregates were up by 4.9 percent to 36.2 million tonnes and deliveries of ready-mix concrete increased by 3.3 percent to 9.4 million cubic meters.

Group in million CHF	January – March 2007	January – March 2006	+/-%
Net sales	5,728	4,628	+23.8
Operating EBITDA	1,342	1,001	+34.1
Operating profit	904	627	+44.2
Net income	530	273	+94.1
Cash flow from operating activities	130	(107)	+221.5

Consolidated net sales improved by 23.8 percent to CHF 5.728 billion, and operating EBITDA increased by 34.1 percent to CHF 1.342 billion. In many markets the continuing cost pressure of thermal fuels and electricity was absorbed by stepping up efficiency and adjusting prices. The operating EBITDA margin increased by 1.8 percentage points to 23.4 percent, and the Group posted an impressive 19.4 percent internal operating EBITDA growth.

Consolidated net income increased by 94.1 percent to CHF 530 million. Cash flow from operating activities developed strongly and was up 221.5 percent to CHF 130 million.

Rising demand for building materials in Europe
Group region Europe profited from a continued robust market and a mild winter.

Most Group companies sold more cement, and deliveries of aggregates and ready-mix concrete were up almost everywhere. Sales in all segments developed well in northern France and the Benelux countries. Thanks to the growing market, the two Group companies in northern and southern Germany were able to increase sales of cement and ready-mix concrete. In the UK, sales volumes of aggregates and ready-mix concrete exceeded the previous year's levels. However, less asphalt was sold in this market due to government delays in calling for tenders for road construction and lower construction activity on account of heavy rainfall. In Eastern Europe demand remained strong and the Group companies in this region were able to increase deliveries, in some cases substantially. The strongest sales growth was posted in Romania and Bulgaria. Alpha Cement in Russia also reported an impressive sales performance.

Cement sales in Group region Europe rose by 22 percent to 7.2 million tonnes. Deliveries of aggregates also increased considerably by 21.2 percent to 22.9 million tonnes. Sales of ready-mix concrete increased by 4.9 percent to 4.3 million cubic meters. The first-time consolidation of Foster Yeoman in the UK had a positive effect on sales volumes.

Europe in million CHF	January – March 2007	January – March 2006	+/-%
Net sales	2,237	1,652	+35.4
Operating EBITDA	435	291	+49.5
Operating profit	278	162	+71.6

Operating EBITDA rose by 49.5 percent to CHF 435 million. Internal operating EBITDA growth was at 37.2 percent. The generally favorable pricing environment compensated for cost increases in raw materials and energy, and progress in cost containment led to better margins. The improved results of the Group companies in Spain, France, Romania and Russia deserve special mention.

In Group region Europe capacity expansion continues to take place. In France, a new grinding plant near Rouen will be supplying the Greater Paris area with cement in an environmentally friendly way via the Seine from 2010 onward. The upgrading of the Beli Izvor plant in Bulgaria and the construction of the largest kiln line in Romania at the Campulung plant are both at an advanced stage. A new project will be also started in Russia. The Shurovo plant, which supplies the booming building materials markets in and around Moscow, is to be expanded. It is planned to double annual production capacity to 2.1 million tonnes of cement.

Weak residential construction in North America

The US building industry saw a fall off in activity in the first quarter. The reason for this slowdown was the marked decline in residential construction and the exceptionally bad building weather in several market regions. But solid demand for commercial and industrial construction and important infrastructure projects in the transport and utilities sectors provided for some compensation. In Canada, building activity recovered modestly in Ontario and Quebec, the provinces important to Holcim, but residential construction also saw a fall off.

In North America, consolidated sales of cement declined by 17.1 percent to 2.9 million tonnes compared to the record sales in the previous year's first quarter. In some regions, rain and heavy snowfalls contributed to the economic slowdown which led to a decrease in sales volumes. Bad weather affected the entire Northeast of the USA, the Great Lakes region, and the markets along the Mississippi and Missouri Rivers. The decline in demand also led to a reduction of lower-margin cement imports by Holcim US.

The difficult market environment and the poor weather conditions affected sales of aggregates and ready-mix concrete by Aggregate Industries US. St. Lawrence Cement also recorded lower deliveries of these products. Including Meyer Material, which was acquired in mid-2006, sales of aggregates in this Group region declined by 24.7 percent to 7 million tonnes. Sales volumes of ready-mix concrete declined by 18.2 percent to 0.9 million cubic meters.

North America in million CHF	January – March 2007	January – March 2006	+/-%
Net sales	773	884	-12.6
Operating EBITDA	17	77	-77.9
Operating profit	(62)	(1)	-

Holcim US was able to largely offset the lower sales volumes with improved prices and an increase in operating efficiency, thus financial results almost matched the strong previous year in local currency terms. However, St. Lawrence Cement could not repeat the solid result seen in the first quarter of 2006. Aggregate Industries US – expanded by Meyer Material – also reported a loss as in the previous years due to the fact that particularly in

road construction orders are traditionally weak at the start of the year. The consolidated operating EBITDA decreased by 77.9 percent to CHF 17 million. Internal operating EBITDA growth was negative at 62.3 percent.

Work at the new Ste. Genevieve site is now focusing on the production facilities and silos. The plant is scheduled to come on stream in 2009 and will be the largest in the US, with an annual capacity of 4 million tonnes.

In February 2007, Holcim announced that the company would make an offer for all minority shareholdings of St. Lawrence Cement. However, a formal offer is dependent on fulfilling certain conditions. At present, a special committee consisting of independent board members of St. Lawrence Cement is considering the proposed offer. Holcim expects that the transaction will be successfully concluded at the earliest in the second half of 2007.

Robust development in Latin America

Developments in Group region Latin America met expectations in the first months of 2007. Growth varied by region, and in a few markets the recovery was moderate. Besides robust domestic demand, export-oriented industries supported the solid order position in the construction industry. Primarily, residential construction particularly attracted investment. A number of infrastructure projects, including port, road, underground transport and power plant construction, were also important.

In Mexico, Holcim Apasco witnessed a moderate decline in cement sales on account of generally lower construction activity. Deliveries of ready-mix concrete remained stable. Sales by Group companies in Central America developed well. Market conditions were also good in Colombia and Ecuador, and the deliveries of cement and ready-mix concrete rose significantly.

To meet growing domestic demand, Holcim Venezuela further reduced its export activities. Heavy rainfall hampered construction activity in Brazil, which temporarily impacted on deliveries by the local Group company. In Chile economic growth has slowed since the last quarter of 2006, with the result that Cemento Polpaico sold less cement and ready-mix concrete. The market situation in Argentina remained robust, and Minetti achieved impressive growth rates in all segments. Accordingly, the company is taking measures to increase productivity in its cement plants by 2008.

Group region Latin America almost maintained the high previous year's level. Consolidated cement sales declined only marginally by 1.6 percent to 6.3 million tonnes. Sales of aggregates fell by 3.2 percent to 3 million tonnes, while deliveries of ready-mix concrete remained unchanged at 2.4 million cubic meters.

Latin America in million CHF	January – March 2007	January – March 2006	+/-%
Net sales	933	926	+0.8
Operating EBITDA	304	329	-7.6
Operating profit	242	263	-8.0

Operating EBITDA in this Group region decreased by 7.6 percent to CHF 304 million, due primarily to a worsening of exchange rates versus the Swiss franc. Internal operating EBITDA growth was only slightly negative at 0.9 percent.

Solid market growth in Group region Africa Middle East

The building materials markets for Holcim in this Group region benefited from solid economic growth in the first quarter of 2007. All Group companies reported higher cement sales. Demand was particularly strong along the North African coast and in South Africa.

In Morocco, the plants were running at high capacity. Road construction, public housing construction programs, and growing investment in the infrastructure of the tourism sector boosted deliveries of cement and ready-mix concrete. Egyptian Cement experienced increased demand for cement on the back of a robust domestic economic expansion, and exports rose modestly. In Lebanon, too, the Group company sold more cement. Much of the considerable rise in sales is explained by higher cement exports also to neighboring countries. Demand for ready-mix concrete was stable in the Greater Beirut area. Intensified residential construction and infrastructure expansion on La Réunion resulted in higher sales volumes of cement and ready-mix concrete for the Group companies in the Indian Ocean. Sales volumes recovered partially in West Africa. With demand for building materials remaining dynamic, Holcim South Africa again recorded substantial increases in sales in all product segments.

Consolidated cement sales in this Group region rose by 17.6 percent to 4 million tonnes. At 2.5 million tonnes, deliveries of aggregates matched the previous year's level. Sales of ready-mix concrete improved by 20 percent to 0.6 million cubic meters.

Africa Middle East in million CHF	January – March 2007	January – March 2006	+/-%
Net sales	538	466	+15.5
Operating EBITDA	196	151	+29.8
Operating profit	177	128	+38.3

Compared with the first quarter of 2006, Group region Africa Middle East achieved substantially stronger results. Operating EBITDA increased by 29.8 percent to CHF 196 million, and internal operating EBITDA growth was 45 percent. The Group companies in South Africa, Morocco and Egypt all reported markedly stronger financial results.

In the second half of 2007, Holcim Morocco will bring on stream a new kiln line south of Casablanca with a capacity of 1.7 million tonnes. One of the benefits of this expansion is to be able to supply low-cost clinker to the already existing grinding plant at the same site.

Further progress was made on the sale of part of Holcim's shareholding in Holcim South Africa to a consortium satisfying the government's Black Economic Empowerment requirements. The planned transaction is expected to be finalized in the course of the next few months having secured financing from the consortium and obtained the necessary approvals.

Continued expansion in Group region Asia Pacific
In the first quarter of 2007, the construction industry in this Group region progressed further. Only Thailand saw a slowdown in economic growth, as a result of the political situation. Cement consumption rose in all other markets that Holcim serves in the region. Demand for construction materials was particularly strong in India. As a result, the two Group companies, ACC and Ambuja Cements, were running at full capacity.

Holcim Vietnam substantially increased its cement production. The commissioning of a second ready-mix concrete plant to the south of Ho Chi Minh City gave the Group company improved customer proximity within its main market. Siam City Cement in Thailand compensated for softer domestic sales through higher cement exports. Sales of ready-mix concrete rose slightly. In the Philippines, Holcim benefited from increased public investment in infrastructure projects. Private residential and commercial construction created additional demand. Holcim Indonesia increased sales of cement and ready-mix concrete. Thanks to the solid level of new orders in commercial and industrial construction, Cement Australia was able to sell more cement despite lower demand for building materials in residential construction. Holcim New Zealand registered higher sales of cement and set a new production record for aggregates.

The sharp rise in consolidated cement sales by 57.4 percent to 15.9 million tonnes is primarily due to the two Indian Group companies. In the previous year, sales volumes of ACC and Ambuja Cements were consolidated only as of February and May, respectively. Shipments of aggregates increased substantially by 14.3 percent to 0.8 million tonnes. Deliveries of ready-mix concrete increased by 20 percent to 1.2 million cubic meters. This reflects in particular the first-time inclusion of Holcim's activities in important Indian conurbations and the ongoing vertical integration in other metropolitan areas in this Group region.

Asia Pacific in million CHF	January – March 2007	January – March 2006	+/-%
Net sales	1,451	862	+68.3
Operating EBITDA	444	217	+104.6
Operating profit	324	141	+129.8

The expanded scope of consolidation and the solid business performance have positively impacted this Group region's financial results. Operating EBITDA increased by 104.6 percent to CHF 444 million. With the exception of Cement Australia, all Group companies improved their financial results. Internal operating EBITDA growth reached 26.7 percent.

Capacity is being selectively expanded, particularly in the growth market of India. Ambuja Cements will be constructing five further grinding plants and two kiln lines in the coming years. ACC will also substantially expand its production capacity. Major work on extending two existing plants has already started, supplemented by two new grinding plants. By the end of 2010, production capacity in this growth market will expand by about 15 million tonnes in total to well over 50 million tonnes. This capacity expansion will allow the two Group companies to profit from the anticipated market growth and generate additional added value.

In the period under review, Holcim increased its participation (voting right) in ACC and Ambuja Cements in India to 38 percent and 28 percent, respectively, through open market purchases.

In China, approval is still pending for Huaxin Cement's planned capital increase. Holcim intends to continue reinforcing and expanding its presence in the world's largest cement market.

Continued growth
The global economy is expected to continue to drive demand for Holcim's products in the coming months. The acquisitions made in 2006 will have a positive impact on the Group's financial result in 2007 and counter the slowdown witnessed in some markets. The Board of Directors and the Executive Committee expect to reach again in 2007 the long-term growth target of 5 percent in internal operating EBITDA.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

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Key Figures

Holcim Group January – March		2007	2006	+/-%	+/-% local currency
Annual production capacity cement	million t	198.1	197.8 [1]	+0.2	
Sales of cement	million t	34.6	27.8	+24.5	
Sales of mineral components	million t	1.1	1.1		
Sales of aggregates	million t	36.2	34.5	+4.9	
Sales of ready-mix concrete	million m^3	9.4	9.1	+3.3	
Sales of asphalt	million t	2.1	1.8	+16.7	
Net sales	million CHF	5,728	4,628	+23.8	+26.0
Operating EBITDA	million CHF	1,342	1,001	+34.1	+38.3
Operating EBITDA margin	%	23.4	21.6		
EBITDA	million CHF	1,382	1,031	+34.0	+37.6
Operating profit	million CHF	904	627	+44.2	+49.6
Operating profit margin	%	15.8	13.5		
Net income	million CHF	530	273	+94.1	+102.2
Net income margin	%	9.3	5.9		
Net income – equity holders of Holcim Ltd	million CHF	356	170	+109.4	+115.9
Cash flow from operating activities	million CHF	130	(107)	+221.5	+239.3
Cash flow margin	%	2.3	(2.3)		
Net financial debt	million CHF	13,508	12,837 [1]	+5.2	+5.0
Total shareholders' equity	million CHF	19,309	18,725 [1]	+3.1	+2.3
Gearing [2]	%	70.0	68.6 [1]		
Personnel		87,568	88,783 [1]	-1.4	
Earnings per dividend-bearing share [3]	CHF	1.40	0.74	+89.2	+94.6
Fully diluted earnings per share [3]	CHF	1.39	0.74	+87.8	+93.2

Principal key figures in USD (illustrative) [4]					
Net sales	million USD	4,657	3,560	+30.8	
Operating EBITDA	million USD	1,091	770	+41.7	
Operating profit	million USD	735	482	+52.5	
Net income – equity holders of Holcim Ltd	million USD	289	131	+120.6	
Cash flow from operating activities	million USD	106	(82)	+229.3	
Net financial debt	million USD	11,072	10,522 [1]	+5.2	
Total shareholders' equity	million USD	15,827	15,348 [1]	+3.1	
Earnings per dividend-bearing share [3]	USD	1.14	0.57	+100.0	

Principal key figures in EUR (illustrative) [4]					
Net sales	million EUR	3,536	2,967	+19.2	
Operating EBITDA	million EUR	828	642	+29.0	
Operating profit	million EUR	558	402	+38.8	
Net income – equity holders of Holcim Ltd	million EUR	220	109	+101.8	
Cash flow from operating activities	million EUR	80	(69)	+215.9	
Net financial debt	million EUR	8,338	7,973 [1]	+4.6	
Total shareholders' equity	million EUR	11,919	11,630 [1]	+2.5	
Earnings per dividend-bearing share [3]	EUR	0.86	0.47	+83.0	

1 As of December 31, 2006.
2 Net financial debt divided by total shareholders' equity.
3 EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.
4 Income statement figures translated at average rate; balance sheet figures at closing rate.





Strength. Performance. Passion.

File N° 82-4093


Holcim

First Quarter Interim Report 2007 Holcim Ltd

Key figures Group Holcim

January–March		2007	2006	±%	±% local currency
Annual production capacity cement	million t	198.1	197.8[1]	+0.2	
Sales of cement	million t	34.6	27.8	+24.5	
Sales of mineral components	million t	1.1	1.1		
Sales of aggregates	million t	36.2	34.5	+4.9	
Sales of ready-mix concrete	million m³	9.4	9.1	+3.3	
Sales of asphalt	million t	2.1	1.8	+16.7	
Net sales	million CHF	5,728	4,628	+23.8	+26.0
Operating EBITDA	million CHF	1,342	1,001	+34.1	+38.3
Operating EBITDA margin	%	23.4	21.6		
EBITDA	million CHF	1,382	1,031	+34.0	+37.6
Operating profit	million CHF	904	627	+44.2	+49.6
Operating profit margin	%	15.8	13.5		
Net income	million CHF	530	273	+94.1	+102.2
Net income margin	%	9.3	5.9		
Net income – equity holders of Holcim Ltd	million CHF	356	170	+109.4	+115.9
Cash flow from operating activities	million CHF	130	(107)	+221.5	+239.3
Cash flow margin	%	2.3	(2.3)		
Net financial debt	million CHF	13,508	12,837[1]	+5.2	+5.0
Total shareholders' equity	million CHF	19,309	18,725[1]	+3.1	+2.3
Gearing[2]	%	70.0	68.6[1]		
Personnel		87,568	88,783[1]	–1.4	
Earnings per dividend-bearing share[3]	CHF	1.40	0.74	+89.2	+94.6
Fully diluted earnings per share[3]	CHF	1.39	0.74	+87.8	+93.2

Principal key figures in USD (illustrative)[4]

		2007	2006	±%
Net sales	million USD	4,657	3,560	+30.8
Operating EBITDA	million USD	1,091	770	+41.7
Operating profit	million USD	735	482	+52.5
Net income – equity holders of Holcim Ltd	million USD	289	131	+120.6
Cash flow from operating activities	million USD	106	(82)	+229.3
Net financial debt	million USD	11,072	10,522[1]	+5.2
Total shareholders' equity	million USD	15,827	15,348[1]	+3.1
Earnings per dividend-bearing share[3]	USD	1.14	0.57	+100.0

Principal key figures in EUR (illustrative)[4]

		2007	2006	±%
Net sales	million EUR	3,536	2,967	+19.2
Operating EBITDA	million EUR	828	642	+29.0
Operating profit	million EUR	558	402	+38.8
Net income – equity holders of Holcim Ltd	million EUR	220	109	+101.8
Cash flow from operating activities	million EUR	80	(69)	+215.9
Net financial debt	million EUR	8,338	7,973[1]	+4.6
Total shareholders' equity	million EUR	11,919	11,630[1]	+2.5
Earnings per dividend-bearing share[3]	EUR	0.86	0.47	+83.0

[1] As of December 31, 2006.

[2] Net financial debt divided by total shareholders' equity.

[3] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.

[4] Income statement figures translated at average rate; balance sheet figures at closing rate.

Strong start to the new year. Solid financial results confirm that Holcim is on a growth path.

To our shareholders

Quarterly result driven by economic growth

The fundamental strengths of Holcim showed clearly in the first quarter of 2007. Economic growth stimulated demand for our products in Europe, Africa and Asia – supported by a mild winter on the European continent. We were able to offset the weaker sales posted in North America and individual markets of Latin America and achieve higher consolidated sales volumes in all product segments.

Cement sales increased by 24.5 percent to CHF 34.6 million tonnes. The strongest increase was recorded by Asia, driven by our expanded presence in India. Sales of aggregates were up by 4.9 percent to 36.2 million tonnes and deliveries of ready-mix concrete increased by 3.3 percent to 9.4 million cubic meters.

Group in million CHF	Jan–March 2007	Jan–March 2006	±%
Net sales	5,728	4,628	+23.8
Operating EBITDA	1,342	1,001	+34.1
Operating profit	904	627	+44.2
Net income	530	273	+94.1
Cash flow from operating activities	130	(107)	+221.5

Consolidated net sales improved by 23.8 percent to CHF 5.728 billion, and operating EBITDA increased by 34.1 percent to CHF 1.342 billion. In many markets the continuing cost pressure of thermal fuels and electricity was absorbed by stepping up efficiency and adjusting prices. The operating EBITDA margin increased by 1.8 percentage points to 23.4 percent, and the Group posted an impressive 19.4 percent internal operating EBITDA growth.

Consolidated net income increased by 94.1 percent to CHF 530 million. Cash flow from operating activities developed strongly and was up 221.5 percent to CHF 130 million.

Rising demand for building materials in Europe

Group region Europe profited from a continued robust market and a mild winter.

Most Group companies sold more cement, and deliveries of aggregates and ready-mix concrete were up almost everywhere. Sales in all segments developed well in northern France and the Benelux countries. Thanks to the growing market, the two Group companies in northern and southern Germany were able to increase sales of cement and ready-mix concrete. In the UK, sales volumes of aggregates and ready-mix concrete exceeded the previous year's levels. However, less asphalt was sold in this market due to government delays in calling for tenders for road construction and lower construction activity on account of heavy rainfall. In Eastern Europe demand remained strong and the Group companies in this region were able to increase deliveries, in some cases substantially. The strongest sales growth was posted in Romania and Bulgaria. Alpha Cement in Russia also reported an impressive sales performance.

Cement sales in Group region Europe rose by 22 percent to 7.2 million tonnes. Deliveries of aggregates also increased considerably by 21.2 percent to 22.9 million tonnes. Sales of ready-mix concrete increased by 4.9 percent to 4.3 million cubic meters. The first-time consolidation of Foster Yeoman in the UK had a positive effect on sales volumes.

Europe in million CHF	Jan–March 2007	Jan–March 2006	±%
Net sales	2,237	1,652	+35.4
Operating EBITDA	435	291	+49.5
Operating profit	278	162	+71.6

Operating EBITDA rose by 49.5 percent to CHF 435 million. Internal operating EBITDA growth was at 37.2 percent. The generally favorable pricing environment compensated for cost increases in raw materials and energy, and progress in cost containment led to better margins. The improved results of the Group companies in Spain, France, Romania and Russia deserve special mention.

In Group region Europe capacity expansion continues to take place. In France, a new grinding plant near Rouen will be supplying the Greater Paris area with cement in an environmentally friendly way via the Seine from 2010 onward. The upgrading of the Beli Izvor plant in Bulgaria and the construction of the largest kiln line in Romania at the Campulung plant are both at an advanced stage. A new project will be also started in Russia. The Shurovo plant, which supplies the booming building materials markets in and around Moscow, is to be expanded. It is planned to double annual production capacity to 2.1 million tonnes of cement.

Weak residential construction in North America

The US building industry saw a fall off in activity in the first quarter. The reason for this slowdown was the marked decline in residential construction and the exceptionally bad building weather in several market regions. But solid demand for commercial and industrial construction and important infrastructure projects in the transport and utilities sectors provided for some compensation. In Canada, building activity recovered modestly in Ontario and Quebec, the provinces important to Holcim, but residential construction also saw a fall off.

In North America, consolidated sales of cement declined by 17.1 percent to 2.9 million tonnes compared to the record sales in the previous year's first quarter. In some regions, rain and heavy snowfalls contributed to the economic slowdown which led to a decrease in sales volumes. Bad weather affected the entire Northeast of the USA, the Great Lakes region, and the markets along the Mississippi and Missouri Rivers. The decline in demand also led to a reduction of lower-margin cement imports by Holcim US.

The difficult market environment and the poor weather conditions affected sales of aggregates and ready-mix concrete by Aggregate Industries US. St. Lawrence Cement also recorded lower deliveries of these products. Including Meyer Material, which was acquired in mid-2006, sales of aggregates in this Group region declined by 24.7 percent to 7 million tonnes. Sales volumes of ready-mix concrete declined by 18.2 percent to 0.9 million cubic meters.

North America in million CHF	Jan–March 2007	Jan–March 2006	±%
Net sales	773	884	−12.6
Operating EBITDA	17	77	−77.9
Operating profit	(62)	(1)	-

Holcim US was able to largely offset the lower sales volumes with improved prices and an increase in operating efficiency, thus financial results almost matched the strong previous year in local currency terms. However, St. Lawrence Cement could not repeat the solid result seen in the first quarter of 2006. Aggregate Industries US – expanded by Meyer Material – also reported a loss as in the previous years due to the fact that particularly in road construction orders are traditionally weak at the start of the year. The consolidated operating EBITDA decreased by 77.9 percent to CHF 17 million. Internal operating EBITDA growth was negative at 62.3 percent.

Work at the new Ste. Genevieve site is now focusing on the production facilities and silos. The plant is scheduled to come on stream in 2009 and will be the largest in the US, with an annual capacity of 4 million tonnes.

In February 2007, Holcim announced that the company would make an offer for all minority shareholdings of St. Lawrence Cement. However, a formal offer is dependent on fulfilling certain conditions. At present, a special committee consisting of independent board members of St. Lawrence Cement is considering the proposed offer. We expect that the transaction will be successfully concluded at the earliest in the second half of 2007.

Robust development in Latin America

Developments in Group region Latin America met expectations in the first months of 2007. Growth varied by region, and in a few markets the recovery was moderate. Besides robust domestic demand, export-oriented industries supported the solid order position in the construction industry. Primarily, residential construction particularly attracted investment. A number of infrastructure projects, including port, road, underground transport and power plant construction, were also important.

In Mexico, Holcim Apasco witnessed a moderate decline in cement sales on account of generally lower construction activity. Deliveries of ready-mix concrete remained stable. Sales by Group companies in Central America developed well. Market conditions were also good in Colombia and Ecuador, and the deliveries of cement and ready-mix concrete rose significantly.

To meet growing domestic demand, Holcim Venezuela further reduced its export activities. Heavy rainfall hampered construction activity in Brazil, which temporarily impacted on deliveries by our local Group company. In Chile economic growth has slowed since the last quarter of 2006, with the result that Cemento Polpaico sold less cement and ready-mix concrete. The market situation in Argentina remained robust, and Minetti achieved impressive growth rates in all segments. Accordingly, the company is taking measures to increase productivity in its cement plants by 2008.

Group region Latin America almost maintained the high previous year's level. Consolidated cement sales declined only marginally by 1.6 percent to 6.3 million tonnes. Sales of aggregates fell by 3.2 percent to 3 million tonnes, while deliveries of ready-mix concrete remained unchanged at 2.4 million cubic meters.

Latin America in million CHF	Jan–March 2007	Jan–March 2006	±%
Net sales	933	926	+0.8
Operating EBITDA	304	329	−7.6
Operating profit	242	263	−8.0

Operating EBITDA in this Group region decreased by 7.6 percent to CHF 304 million, due primarily to a worsening of exchange rates versus the Swiss franc. Internal operating EBITDA growth was only slightly negative at 0.9 percent.

Solid market growth in Group region Africa Middle East

The building materials markets for Holcim in this Group region benefited from solid economic growth in the first quarter of 2007. All Group companies reported higher cement sales. Demand was particularly strong along the North African coast and in South Africa.

In Morocco, our plants were running at high capacity. Road construction, public housing construction programs, and growing investment in the infrastructure of the tourism sector boosted deliveries of cement and ready-mix concrete. Egyptian Cement experienced increased demand for cement on the back of a robust domestic economic expansion, and exports rose modestly. In Lebanon, too, the Group company sold more cement. Much of the considerable rise in sales is explained by higher cement exports also to neighboring countries. Demand for ready-mix concrete was stable in the Greater Beirut area. Intensified residential construction and infrastructure expansion on La Réunion resulted in higher sales volumes of cement and ready-mix concrete for the Group companies in the Indian Ocean. Sales volumes recovered partially in West Africa. With demand for building materials remaining dynamic, Holcim South Africa again recorded substantial increases in sales in all product segments.

Consolidated cement sales in this Group region rose by 17.6 percent to 4 million tonnes. At 2.5 million tonnes, deliveries of aggregates matched the previous year's level. Sales of ready-mix concrete improved by 20 percent to 0.6 million cubic meters.

Africa Middle East in million CHF	Jan–March 2007	Jan–March 2006	±%
Net sales	538	466	+15.5
Operating EBITDA	196	151	+29.8
Operating profit	177	128	+38.3

Compared with the first quarter of 2006, Group region Africa Middle East achieved substantially stronger results. Operating EBITDA increased by 29.8 percent to CHF 196 million, and internal operating EBITDA growth was 45 percent. The Group companies in South Africa, Morocco and Egypt all reported markedly stronger financial results.

In the second half of 2007, Holcim Morocco will bring on stream a new kiln line south of Casablanca with a capacity of 1.7 million tonnes. One of the benefits of this expansion is to be able to supply low-cost clinker to the already existing grinding plant at the same site.

Further progress was made on the sale of part of our shareholding in Holcim South Africa to a consortium satisfying the government's Black Economic Empowerment requirements. The planned transaction is expected to be finalized in the course of the next few months having secured financing from the consortium and obtained the necessary approvals.

Continued expansion in Group region Asia Pacific

In the first quarter of 2007, the construction industry in this Group region progressed further. Only Thailand saw a slowdown in economic growth, as a result of the political situation. Cement consumption rose in all other markets that Holcim serves in the region. Demand for construction materials was particularly strong in India. As a result, the two Group companies, ACC and Ambuja Cements, were running at full capacity.

Holcim Vietnam substantially increased its cement production. The commissioning of a second ready-mix concrete plant to the south of Ho Chi Minh City gave the Group company improved customer proximity within its main market. Siam City Cement in Thailand compensated for softer domestic sales through higher cement exports. Sales of ready-mix concrete rose slightly. In the Philippines, we benefited from increased public investment in infrastructure projects. Private residential and commercial construction created additional demand. Holcim Indonesia increased sales of cement and ready-mix concrete. Thanks to the solid level of new orders in commercial and industrial construction, Cement Australia was able to sell more cement despite lower demand for building materials in residential construction. Holcim New Zealand registered higher sales of cement and set a new production record for aggregates.

The sharp rise in consolidated cement sales by 57.4 percent to 15.9 million tonnes is primarily due to the two Indian Group companies. In the previous year, sales volumes of ACC and Ambuja Cements were consolidated only as of February and May, respectively. Shipments of aggregates increased substantially by 14.3 percent to 0.8 million tonnes. Deliveries of ready-mix concrete increased by 20 percent to 1.2 million cubic meters. This reflects in particular the first-time inclusion of our activities in important Indian conurbations and the ongoing vertical integration in other metropolitan areas in this Group region.

Asia Pacific in million CHF	Jan–March 2007	Jan–March 2006	±%
Net sales	1,451	862	+68.3
Operating EBITDA	444	217	+104.6
Operating profit	324	141	+129.8

The expanded scope of consolidation and the solid business performance have positively impacted this Group region's financial results. Operating EBITDA increased by 104.6 percent to CHF 444 million. With the exception of Cement Australia, all Group companies improved their financial results. Internal operating EBITDA growth reached 26.7 percent.

Capacity is being selectively expanded, particularly in the growth market of India. Ambuja Cements will be constructing five further grinding plants and two kiln lines in the coming years. ACC will also substantially expand its production capacity. Major work on extending two existing plants has already started, supplemented by two new grinding plants. By the end of 2010, production capacity in this growth market will expand by about 15 million tonnes in total to well over 50 million tonnes. This capacity expansion will allow the two Group companies to profit from the anticipated market growth and generate additional added value.

In the period under review, we increased our participation (voting right) in ACC and Ambuja Cements in India to 38 percent and 28 percent, respectively, through open market purchases.

In China, approval is still pending for Huaxin Cement's planned capital increase. Holcim intends to continue reinforcing and expanding its presence in the world's largest cement market.

Continued growth

The global economy is expected to continue to drive demand for our products in the coming months. The acquisitions made in 2006 will have a positive impact on the Group's financial result in 2007 and counter the slowdown witnessed in some markets. The Board of Directors and the Executive Committee expect to reach again in 2007 the long-term growth target of 5 percent in internal operating EBITDA.





Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
Chief Executive Officer

May 3, 2007

File N° 82-4093

Consolidated statement of income of Group Holcim

January–March Million CHF	Notes	2007 Unaudited	2006 Unaudited	±%
Net sales	5	**5,728**	**4,628**	**+23.8**
Production cost of goods sold		(2,969)	(2,538)	
Gross profit		**2,759**	**2,090**	**+32.0**
Distribution and selling expenses		(1,442)	(1,070)	
Administration expenses		(413)	(393)	
Other income net	7	14	13	
Share of profit of associates		19	14	
Financial income	8	45	35	
Financial expenses	9	(238)	(272)	
Net income before taxes		**744**	**417**	**+78.4**
Income taxes		(214)	(144)	
Net income		**530**	**273**	**+94.1**
Attributable to:				
Equity holders of Holcim Ltd		356	170	+109.4
Minority interest		174	103	+68.9
CHF				
Earnings per dividend-bearing share[1]		1.40	0.74	+89.2
Fully diluted earnings per share[1]		1.39	0.74	+87.8

Million CHF				
Operating EBITDA[2]	6	1,342	1,001	+34.1
EBITDA[2]		1,382	1,031	+34.0
Operating profit		904	627	+44.2
EBIT[3]		943	662	+42.4

[1] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.

[2] Earnings before interest (financial expenses less interest earned on cash and marketable securities), taxes, depreciation and amortization.

[3] Earnings before interest (financial expenses less interest earned on cash and marketable securities) and taxes.

File N° 82-4093

Consolidated balance sheet of Group Holcim

Million CHF	31.3.2007	31.12.2006	31.3.2006
	Unaudited	Audited	Unaudited
Cash and cash equivalents	2,843	3,208	3,320
Marketable securities	17	15	166
Accounts receivable	3,752	3,659	3,386
Inventories	2,399	2,282	2,073
Prepaid expenses and other current assets	776	583	619
Total current assets	**9,787**	**9,747**	**9,564**
Financial assets	635	689	642
Investments in associates	729	727	1,296
Property, plant and equipment	24,198	23,831	21,506
Intangible and other assets	9,560	9,419	7,834
Deferred tax assets	355	289	345
Total long-term assets	**35,477**	**34,955**	**31,623**
Total assets	**45,264**	**44,702**	**41,187**
Trade accounts payable	2,178	2,568	1,882
Current financial liabilities	3,330	3,590	3,933
Current tax liabilites	306	271	154
Other current liabilities	2,158	2,192	1,802
Total short-term liabilities	**7,972**	**8,621**	**7,771**
Long-term financial liabilities	13,038	12,470	13,616
Defined benefit obligations	479	488	587
Deferred tax liabilities	3,073	3,023	2,601
Long-term provisions	1,393	1,375	1,194
Total long-term liabilities	**17,983**	**17,356**	**17,998**
Total liabilities	**25,955**	**25,977**	**25,769**
Share capital	511	511	460
Capital surplus	6,104	6,085	3,973
Treasury shares	(53)	(62)	(52)
Reserves	9,120	8,643	7,297
Total equity attributable to shareholders of Holcim Ltd	**15,682**	**15,177**	**11,678**
Minority interest	3,627	3,548	3,740
Total shareholders' equity	**19,309**	**18,725**	**15,418**
Total liabilities and shareholders' equity	**45,264**	**44,702**	**41,187**

Statement of changes in consolidated equity of Group Holcim

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at December 31, 2005	**460**	**3,967**	**(59)**
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
– Net investment hedges			
Realized gain (loss) through income statement			
– Available-for-sale securities			
– Cash flow hedges			
Net income recognized directly in equity			
Net income recognized in consolidated statement of income			
Total recognized net income			
Share capital increase			
Conversion of convertible bonds			
Dividends			
Change in treasury shares net			7
Share-based remuneration		6	
Capital paid-in by minorities			
New minorities assumed			
Buyout of minorities			
Total of other equity movements		**6**	**7**
Equity as at March 31, 2006 (unaudited)	**460**	**3,973**	**(52)**
Equity as at December 31, 2006	**511**	**6,085**	**(62)**
Currency translation effects			
Taxes related to equity items			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
– Net investment hedges			
Realized gain (loss) through income statement			
– Available-for-sale securities			
– Cash flow hedges			
Net income recognized directly in equity			
Net income recognized in consolidated statement of income			
Total recognized net income			
Share capital increase			
Conversion of convertible bonds		25	
Dividends			
Change in treasury shares net			9
Share-based remuneration		(6)	
Capital paid-in by minorities			
New minorities assumed			
Buyout of minorities			
Total of other equity movements		**19**	**9**
Equity as at March 31, 2007 (unaudited)	**511**	**6,104**	**(53)**

File N° 82-4093

Attributable to equity holders of Holcim Ltd					Minority interest	Total shareholders' equity
Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves		
8,170	(1)	(25)	(1,045)	7,099	2,783	14,250
			19	19		19
		7		7		7
		7	19	26		26
170				170	103	273
170		7	19	196	103	299
					(47)	(47)
2				2		9
						6
					11	11
					920	920
					(30)	(30)
2				2	854	869
8,342	(1)	(18)	(1,026)	7,297	3,740	15,418
9,914	3	(5)	(1,269)	8,643	3,548	18,725
			114	114	47	161
		5		5		5
		5	114	119	47	166
356				356	174	530
356		5	114	475	221	696
						25
					(96)	(96)
2				2		11
						(6)
					8	8
					(54)	(54)
2				2	(142)	(112)
10,272	3	0	(1,155)	9,120	3,627	19,309

Consolidated cash flow statement of Group Holcim

January–March Million CHF	2007 Unaudited	2006 Unaudited	±%
Operating profit[1]	**904**	**627**	**+44.2**
Depreciation and amortization of operating assets	438	374	
Other non-cash items	(50)	(109)	
Change in net working capital	(786)	(616)	
Cash generated from operations	**506**	**276**	**+83.3**
Dividends received	13	16	
Financial income	(8)	(7)	
Interest paid	(144)	(162)	
Income taxes paid	(228)	(223)	
Other expenses	(9)	(7)	
Cash flow from (used in) operating activities (A)	**130**	**(107)**	**+221.5**
Purchase of property, plant and equipment	(577)	(489)	
Disposal of property, plant and equipment	18	27	
Purchase of financial assets, intangible and other assets	(337)	(748)	
Disposal of financial assets, intangible and other assets	176	268	
Cash flow used in investing activities (B)	**(720)**	**(942)**	**+23.6**
Dividends paid to minority shareholders	(97)	(47)	
Capital paid-in by minority interests	8	11	
Movements of treasury shares net	11	9	
(De)Increase in current financial liabilities net	(172)	1,179	
Proceeds from long-term financial liabilities	1,117	435	
Repayment of long-term financial liabilities	(662)	(546)	
Cash flow from financing activities (C)	**205**	**1,041**	**−80.3**
Decrease in cash and cash equivalents (A+B+C)	**(385)**	**(8)**	
Cash and cash equivalents as at January 1	**3,208**	**3,332**	
Decrease in cash and cash equivalents	(385)	(8)	
Currency translation effects	20	(4)	
Cash and cash equivalents as at March 31	**2,843**	**3,320**	

[1] The operating profit results from the net income of CHF 530 million (2006: 273) plus income taxes of CHF 214 (2006: 144), plus the financial expenses of CHF 238 million (2006: 272), less the financial income of CHF 45 million (2006: 35), less the share of profit of associates of CHF 19 million (2006: 14) and less the other income net of CHF 14 million (2006: 13).

1 Basis of preparation

The unaudited consolidated first quarter interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2006 (hereafter "annual financial statements"). The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2 Changes in the scope of consolidation

On September 7, 2006, Holcim acquired, through its wholly owned subsidiary Aggregate Industries Holdings Limited, the entire issued share capital of **Foster Yeoman Limited**, a privately-held UK heavy building materials group.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Foster Yeoman Limited (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	153	153
Property, plant and equipment	602	230
Other long-term assets	7	30
Short-term liabilities	(213)	(113)
Long-term provisions	(110)	(43)
Other long-term liabilities	(141)	(139)
Net assets	**298**	**118**
Minority interest	0	
Net assets acquired	**298**	
Total purchase consideration (cash)	**668**	
Fair value of net assets acquired	298	
Goodwill	**370**	

The initial accounting for Foster Yeoman Limited was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable to the favorable presence that Foster Yeoman Limited enjoys in the UK, including the good location and strategic importance of the mineral reserves and synergies that are expected to arise from the acquisition.

Foster Yeoman Limited contributed net income of CHF 1 million to the Group for the period from September 7, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, Group net sales and net income would have been CHF 388 million and CHF 20 million higher, respectively.

On July 21, 2006, Aggregate Industries Inc., a wholly owned subsidiary of Holcim Ltd, acquired 100 percent of **Meyer Material Company** in the US from a private-equity company.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Meyer Material Company (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	54	69
Property, plant and equipment	297	135
Other long-term assets	5	4
Short-term liabilities	(58)	(35)
Long-term provisions	(58)	(6)
Other long-term liabilities	0	0
Net assets	**240**	**167**
Minority interest	0	
Net assets acquired	**240**	
Total purchase consideration (cash)	**291**	
Fair value of net assets acquired	240	
Goodwill	**51**	

The initial accounting for Meyer Material Company was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable to the favorable presence that Meyer Material Company enjoys in the US and synergies that are expected to arise from the acquisition.

Meyer Material Company contributed net income of CHF 2 million to the Group for the period from July 21, 2006 to December 31, 2006. If the acquisition had occurred on January 1, 2006, Group net sales would have been CHF 122 million higher. Net income would have been reduced by CHF 9 million which reflects the expected seasonal lower first half-year trading results of Meyer Material Company.

Holcim took control of **Ambuja Cements Ltd.** (formerly Gujarat Ambuja Cements Ltd.) on May 3, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Between January 28, 2006 and May 3, 2006, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 14.8 percent and an additional obligation (put) to acquire 0.7 percent of the ordinary shares of Ambuja Cements Ltd.

The identifiable assets and liabilities arising from the acquisition of control are as follows:

Assets and liabilities arising from the acquisition of control of Ambuja Cements Ltd. (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	268	231
Property, plant and equipment	1,124	681
Other long-term assets	842	386
Short-term liabilities	(215)	(184)
Long-term provisions[1]	(424)	(111)
Other long-term liabilities	(188)	(189)
Net assets	**1,407**	**814**
Minority interest	(1,189)	
Net assets acquired	**218**	
Total purchase consideration (cash)	**620**	
Fair value of net assets acquired	218	
Goodwill	**402**	

[1] Fair value includes contingent liabilities of CHF 16 million (carrying amount 0).

The initial accounting for Ambuja Cements Ltd. was determined provisionally. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

Ambuja Cements Ltd. contributed net income of CHF 122 million to the Group for the period from May 3, 2006 to December 31, 2006. If the acquisition of control had occurred on January 1, 2006, Group net sales and net income would have been CHF 372 million and CHF 92 million higher, respectively.

Holcim took control of **ACC Limited** (formerly The Associated Cement Companies Ltd.) on January 24, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Until that date, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 33.5 percent of the ordinary shares of ACC Limited through Ambuja Cement India Ltd. in which Holcim held 67 percent of the ordinary shares.

The identifiable assets and liabilities arising from the acquisition of control are as follows:

Assets and liabilities arising from the acquisition of control of ACC Limited (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	596	490
Property, plant and equipment	1,591	890
Other long-term assets	322	35
Short-term liabilities	(377)	(362)
Long-term provisions[1]	(442)	(111)
Other long-term liabilities	(393)	(351)
Net assets	**1,297**	**591**
Minority interest	(864)	
Net assets acquired	**433**	
Total purchase consideration (cash)	**669**	
Fair value of net assets acquired	433	
Goodwill	**236**	

[1] Fair value includes contingent liabilities of CHF 97 million (carrying amount 0).

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

ACC Limited contributed net income of CHF 244 million to the Group for the period from January 24, 2006 to December 31, 2006. If the acquisition of control had occurred on January 1, 2006, Group net sales and net income would have been CHF 117 million and CHF 6 million higher, respectively.

3 Seasonality

Demand for cement, aggregates and other construction materials and services is seasonal because climatic conditions affect the level of activity in the construction sector.

Holcim usually experiences a reduction in sales during the first and fourth quarters reflecting the effect of the winter season in its principal markets in Europe and North America and tends to see an increase in sales in the second and third quarters reflecting the effect of the summer season. This effect can be particularly pronounced during harsh winters.

File N° 82-4093

4 Segment information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
January–March (unaudited)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Income statement														
Million CHF														
Net sales to external customers	2,223	1,637	772	883	903	890	525	451	1,305	767			5,728	4,628
Net sales to other segments	14	15	1	1	30	36	13	15	146	95	(204)	(162)		
Total net sales	2,237	1,652	773	884	933	926	538	466	1,451	862	(204)	(162)	5,728	4,628
Operating EBITDA[1]	435	291	17	77	304	329	196	151	444	217	(54)	(64)	1,342	1,001
Operating EBITDA margin in %	19.4	17.6	2.2	8.7	32.6	35.5	36.4	32.4	30.6	25.2			23.4	21.6
Operating profit	278	162	(62)	(1)	242	263	177	128	324	141	(55)	(66)	904	627
Operating profit margin in %	12.4	9.8	(8.0)	(0.1)	25.9	28.4	32.9	27.5	22.3	16.4			15.8	13.5
Capacity and sales														
Million t														
Production capacity cement[2]	46.9	46.9	22.1	22.1	35.3	35.3	17.7	17.7	76.1	75.8			198.1	197.8
Sales of cement	7.2	5.9	2.9	3.5	6.3	6.4	4.0	3.4	15.9	10.1	(1.7)	(1.5)	34.6	27.8
Sales of mineral components	0.4	0.4	0.4	0.4			0.2	0.2	0.1	0.1			1.1	1.1
Sales of aggregates	22.9	18.9	7.0	9.3	3.0	3.1	2.5	2.5	0.8	0.7			36.2	34.5
Sales of asphalt	1.6	1.3	0.5	0.5									2.1	1.8
Million m^3														
Sales of ready-mix concrete	4.3	4.1	0.9	1.1	2.4	2.4	0.6	0.5	1.2	1.0			9.4	9.1

Information by product	Cement[3]		Aggregates		Other construction materials and services		Corporate / Eliminations		Total Group	
January–March (unaudited)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Income statement										
Million CHF										
Net sales to external customers	3,537	2,772	464	360	1,727	1,496			5,728	4,628
Net sales to other segments	286	268	183	193	186	125	(655)	(586)		
Total net sales	3,823	3,040	647	553	1,913	1,621	(655)	(586)	5,728	4,628
Operating EBITDA[1]	1,241	926	58	40	43	35			1,342	1,001
Operating EBITDA margin in %	32.5	30.5	9.0	7.2	2.2	2.2			23.4	21.6

[1] Earnings before interest (financial expenses less interest earned on cash and marketable securities), taxes, depreciation and amortization.
[2] Prior-year figures as of December 31, 2006.
[3] Cement, clinker and other cementitious materials.

5 Change in consolidated net sales

January–March Million CHF	2007	2006
Like for like	483	481
Change in structure	722	1,105
Currency translation effects	(105)	312
Total	**1,100**	**1,898**

6 Change in consolidated operating EBITDA

January–March Million CHF	2007	2006
Like for like	194	165
Change in structure	189	102
Currency translation effects	(42)	76
Total	**341**	**343**

7 Other income net

January–March Million CHF	2007	2006
Dividends earned	1	3
Other ordinary income net	14	11
Depreciation and amortization of non-operating assets	(1)	(1)
Total	**14**	**13**

8 Financial income

January–March Million CHF	2007	2006
Interest earned on cash and marketable securities	39	27
Other financial income	6	8
Total	**45**	**35**

9 Financial expenses

January–March Million CHF	2007	2006
Interest expenses	(212)	(233)
Fair value changes on financial instruments	(14)	(77)
Amortized discounts on bonds and private placements	(6)	(9)
Other financial expenses	(19)	(17)
Foreign exchange gain net	8	64
Financial expenses capitalized	5	0
Total	**(238)**	**(272)**

The position fair value changes on financial instruments includes a charge of CHF 13 million (2006: 85) on the USD convertible bonds. The revised IFRS (January 1, 2005) require in connection with convertible bonds in foreign currencies that changes in the fair value of the conversion option rights are charged to the income statement. In the first quarter 2006, the changes were primarily driven by the increase of the underlying Holcim share price.

Financial expenses capitalized comprise interest expenditures on large-scale projects during the year.

10 Bonds

On February 20, 2007, Holcim Ltd issued new notes of CHF 400 million with fixed interest rate (3.125%, 2007–2017). In addition, Holcim Overseas Finance Ltd. issued notes of CHF 250 million with fixed interest rate (3%, 2007–2013) which are guaranteed by Holcim Ltd. Both series of notes were issued under the EUR 5 billion Euro Medium Term Note Program of Holcim to refinance existing debt and swapped into floating interest rates at inception.

In the first quarter 2007, Ambuja Cements Ltd. fully repaid the following non-convertible debentures with fixed interest rate: INR 650 million (9.28%, 2002–2007), INR 250 million (9.28%, 2002–2007) and INR 200 million (9.45%, 2002–2007).

11 Conversion of convertible bonds

From January to March 2007, CHF convertible bonds (1%, 2002–2012) with a nominal value of CHF 23 million were converted into 268,293 newly issued, fully paid-in registered shares of Holcim Ltd with a par value per share of CHF 2 (through the use of conditional share capital). As a result, the share capital increased by CHF 536,586 to CHF 511,233,836.

12 Contingent liabilities

No significant changes.

13 Post-balance sheet events

In August 2006, Holcim signed a declaration of intent to sell a substantial share of its majority stake in Holcim South Africa to a Black Economic Empowerment (BEE) consortium. The execution of this declaration of intent depends primarily on the successful completion of the financing of the consortium.

On February 26, 2007, the Holcim Group announced that it intends to make an offer for all outstanding class A subordinate voting shares of St. Lawrence Cement Group Inc. that Holcim does not already own for CAD 36.50 cash per share and for all of the outstanding class 1 special shares for CAD 36.50 per share. However, a formal offer is dependent on fulfilling certain conditions.

In April 2007, USD convertible bonds (0%, 2002–2017) with a nominal value of USD 106 million and CHF convertible bonds (1%, 2002–2012) with a nominal value of CHF 320 million were converted into 4,772,119 newly issued, fully paid-in registered shares of Holcim Ltd with a par value per share of CHF 2 (through the use of conditional share capital). As a result, the share capital increased by CHF 9,544,238 to CHF 520,778,074.

14 Principal exchange rates

	Income statement Average exchange rates in CHF Jan–March			Balance sheet Closing exchange rates in CHF		
	2007	2006	±%	31.3.2007	31.12.2006	31.3.2006
1 EUR	1.62	1.56	+3.8	1.62	1.61	1.58
1 GBP	2.41	2.28	+5.7	2.39	2.40	2.26
1 USD	1.23	1.30	–5.4	1.22	1.22	1.30
1 CAD	1.06	1.13	–6.2	1.06	1.05	1.12
100 MXN	11.18	12.26	–8.8	11.08	11.24	11.93
1 ZAR	0.17	0.21	–19.0	0.17	0.17	0.21
100 INR	2.80	2.93	–4.4	2.80	2.75	2.92
100 THB	3.64	3.32	+9.6	3.78	3.44	3.36
1000 IDR	0.14	0.14		0.13	0.14	0.14
100 PHP	2.54	2.52	+0.8	2.53	2.49	2.55
1 AUD	0.97	0.96	+1.0	0.99	0.97	0.93

Holcim securities

The Holcim shares (security code number 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLN.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 31.1 billion at March 31, 2007.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial reporting calendar

Annual general meeting of shareholders	May 4, 2007
Dividend payment	May 10, 2007
Half-year results for 2007	August 23, 2007
Press and analyst conference for the third quarter 2007	November 7, 2007
Press and analyst conference on annual results for 2007	February 27, 2008
Results for the first quarter 2008	May 6, 2008
Annual general meeting of shareholders	May 7, 2008

File N° 82-4093

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com

The German version is binding

Printed in Switzerland on FSC paper



With their design for the new Stuttgart main train station, Christoph Ingenhoven and his team put forward an impressive manifest for sustainable architecture.





The Holcim Foundation for Sustainable Construction has presented its first-ever awards for outstanding sustainable construction projects. They were described in the Annual Report 2006. The Global Holcim Awards went to (portraits from right to left): Christoph Ingenhoven (Germany), Silvia Soonets, Isabel and Maria Ines Pocaterra (Venezuela), Luigi Centola (Italy) and Daniel Pearl (Canada).

Holcim is a worldwide leading producer of cement and aggregates. Further activities include the provision of ready-mix concrete and asphalt as well as other services. The Group works in more than 70 countries and employs almost 90,000 people.